Exhibit 99.1

ATA Announces Extension of Closing Deadline for the Acquisition of Beijing Biztour

Beijing, China, January 18, 2019 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a company focused on providing students with quality educational experiences and services in China and abroad, today announced that the Company entered into an extension agreement (the “Extension Agreement”) with respect to the previously announced definitive acquisition agreements (the “Acquisition Agreements”) entered into between ATA and its affiliates, Beijing Biztour International Travel Service Co., Ltd. and its affiliates (“Beijing Biztour”), the shareholders of Beijing Biztour (the “Sellers”) and certain other relevant parties. According to the Extension Agreement, the parties agreed to extend the closing deadline under the Acquisition Agreements from December 31, 2018 to February 28, 2019, provided that all the closing conditions under the Acquisition Agreements and the Extension Agreement shall be satisfied by Beijing Biztour and the Sellers by then. The Extension Agreement will be available as an exhibit to a Form 6-K that will be furnished on the SEC EDGAR filing system on the same date as the issuance of this release. ATA cautions investors that there are no assurances that the Acquisition will finally close or will close by the newly extended deadline as planned. The Company is also exploring other potential mergers and acquisitions targets in the international education sector.

About ATA Inc.

ATA is focused on providing quality educational experiences and services for students throughout China and abroad. ATA aims to offer online, on-campus, and other education programs through a network of global education partners. For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terms such as “believe,” “could,” “expect,” “future,” “look forward to,” “plan,” “should,” “will,” and similar terms. Examples of forward-looking statements in this press release include statements about ATA’s plans for mergers and acquisitions generally; and ATA’s anticipated acquisition of Beijing Biztour, the anticipated benefits and risks of such acquisition, and subsequent business activities. These forward-looking statements involve known and unknown risks and uncertainties, are based on current expectations, assumptions, estimates, and projections by ATA, and are subject to governmental approvals and other conditions. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. The Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, Chief Financial Officer	Adam Prior, Senior Vice President
+86 10 6518 1122 x5518	212-836-9606
amytung@atai.net.cn	aprior@equityny.com

Katherine Yao, Senior Associate
+86 10 6587 6435
kyao@equityny.com